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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of foreign issuer pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For	PRESS RELEASE ISSUED ON NOVEMBER 19, 2002

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 19, 2002 (#22/02)

November 19, 2002	22/02
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES RESULTS OF CONVERSION
OF SERIES 2 PREFERRED SHARES INTO SERIES 3
PREFERRED SHARES

Montréal, Canada — Quebecor World Inc. (NYSE; TSE: IQW) is pleased to announce that, after the close of business on November 18, 2002, holders of 11,463,851 Series 2 Cumulative Redeemable First Preferred Shares had elected to convert those shares into Series 3 Cumulative Redeemable First Preferred Shares. Starting December 1, 2002 these Series 3 Preferred Shares will pay, on a quarterly basis, as and when declared by the Board of Directors of Quebecor World Inc., a fixed cash dividend of 6.152% for the following five years.

Due to the overwhelming response, there will be less than one million Series 2 Preferred Shares outstanding after the conversion date (December 1, 2002). Consequently, in accordance with the Articles for the Series 2 Preferred Shares, all remaining Series 2 Preferred Shares will automatically be converted into Series 3 Preferred Shares as at the close of business on the conversion date.

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For immediate release	Page 2 of 2

For further Information contact:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By: /s/ Christian M. Paupe Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: November 19, 2002

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES RESULTS OF CONVERSION OF SERIES 2 PREFERRED SHARES INTO SERIES 3 PREFERRED SHARES
SIGNATURES